SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

HMN Financial, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40424G108
(CUSIP Number)

Jeffrey L. Gendell
1 Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830
(203) 769-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

______________________________

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 314,748
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 314,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 314,748
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 314,748
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 314,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 314,748
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%
14	TYPE OF REPORTING PERSON 00

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 314,748
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 314,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 314,748
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this "Amendment No. 7") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 12, 2003 (the "Original Schedule 13D"), relating to the shares of common stock, $0.01 par value (the "Common Stock"), of HMN Financial, Inc. (the "Company"), as amended by Amendment No. 1, filed with the SEC on May 30, 2003, Amendment No. 2, filed with the SEC on July 1, 2011, Amendment No. 3, filed with the SEC on May 11, 2012, Amendment No. 4, filed with the SEC on September 8, 2015, Amendment No. 5, filed with the SEC on February 16, 2018, and Amendment No. 6, filed with the SEC on January 18, 2019. The Company's principal executive offices are located at 1016 Civic Center Drive NW, Rochester, Minnesota 55901. The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7, is hereinafter referred to as this "Schedule 13D". Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6. This Amendment No. 7 amends Item 5(a)-(c) of the Schedule 13D as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby amended and restated as follows:

(a)	Tontine Financial Partners, L.P.
(a)

Aggregate number of shares beneficially owned: 314,748

Percentage: 6.78%. The percentages used in this Schedule 13D are calculated based on 4,644,575 shares of Common Stock issued and outstanding, which is calculated based on the number of shares of Common Stock issued at June 30, 2021, less the number of shares of treasury stock at June 30, 2021, as reported in the Company’s Current Report on Form 8-K filed with the SEC on July 21, 2021.

	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote: 314,748
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition: 314,748
	(c)	Not applicable.

(b)	Tontine Management, L.L.C.
	(a)	Aggregate number of shares beneficially owned: 314,748
		Percentage: 6.78%
	(b)	1.	Sole power to vote or direct vote: -0-
	2.	Shared power to vote or direct vote: 314,748
	3.	Sole power to dispose or direct the disposition: -0-
	4.	Shared power to dispose or direct the disposition: 314,748
(c)	Not applicable.

(c)	Jeffrey L. Gendell
	(a)	Aggregate number of shares beneficially owned: 314,748
Percentage: 6.78%
	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote: 314,748
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition: 314,748
	(c)	Not applicable.

CUSIP No. 40424G108	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2021

JEFFREY L. GENDELL

/s/ Jeffrey L. Gendell

TONTINE MANAGEMENT, L.L.C.
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell

TONTINE FINANCIAL PARTNERS, L.P.
By: Tontine Management, L.L.C., its general partner
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell